EXHIBIT 99.1

China Xiniya Fashion Limited Reports 2013 Third Quarter Financial Results

XIAMEN, FUJIAN, China—(PR NEWSWIRE)—November 19, 2013—China Xiniya Fashion Limited ("Xiniya" or the "Company" NYSE:XNY), a leading provider of men's business casual apparel in China, today reported financial results for the third quarter of 2013. The financial statements and other financial information included in this press release have been prepared in conformity with International Financial Reporting Standards (“IFRS”).

The Company publishes its financial statements in Renminbi (“RMB”).

Third Quarter 2013 Highlights

•	Revenue during the third quarter of 2013 decreased 6.7% to RMB389.8 million, from RMB417.9 million in the third quarter of 2012; within the prior guidance range of (7)% to (2)%.

•	Gross margin was 29.7% in the third quarter of 2013 as compared to 34.5% in the third quarter of 2012.

•	Profit before taxation during the third quarter of 2013 decreased 88.4% to RMB8.7 million, from RMB74.8 million in the third quarter of 2012.

•	Net profit in the third quarter of 2013 decreased 89.4% to RMB6.0 million, from RMB56.4 million in the third quarter of 2012.

•	Earnings per ADS were $0.02 in the third quarter of 2013 as compared to $0.16 per ADS in the third quarter of 2012; within the prior guidance range of $0.01 to $0.06 per ADS.

•
Xiniya’s network of authorized retailers had a net reduction of 23 retail outlets in the third quarter of 2013; consisting of 78 new retail outlets opened and 101 retail outlets closed. As of September 30, 2013 the total number of authorized retail outlets was 1,635.

Recent developments

•
The Company announced the total value of purchase orders for its 2014 Spring/Summer Collection showcased during its biannual sales fair held from September 13 through September 16, 2013 in Xiamen, China decreased by approximately 9.8% compared to the total value of purchase orders placed in the fall of 2012. Delivery of the orders is expected to take place during the first half of 2014.

Guidance

•	Revenue in RMB for the fourth quarter of 2013 is expected to decrease by (12)% to (8)% compared to the fourth quarter of 2012.

•	Earnings per ADS in the fourth quarter of 2013 are expected to be in the range of $0.05 to $0.09.

“Our business continued to face significant challenges during the third quarter due to the continued softness of the Chinese economy and the aggressive discounting done by other menswear brands which has reduced the overall profitability of the industry as a whole,” commented Mr. Qiming Xu, Xiniya’s Chairman and Chief Executive Officer. “Sentiment among our distributors and authorized retailers has improved over the quarter, thanks in part to a new credit initiative that we have implemented that compliments and further supports long and short-term initiatives already in place. The new initiative, which extends additional credit terms, provides an extra incentive to a select group of five distributors to ensure their steady development and encourage the opening of more self-owned retail outlets. With a solid capital position, I’m confident that this initiative will provide the incentive, flexibility and working capital needed to extend our retail network and offer further support to our partners.”

“The expected slowdown has allowed us to focus on our core strengths as we take the opportunity to revamp our retail outlets and further adjust our business to ensure sustainable growth. Our long-term efforts to retain existing retailers as well as attract prospective retailers to join us continues to be implemented through shop rack subsidies and efforts to increase the amount of retail space to improve the quality of current stores. With the support of our new credit initiative and the exciting collection we exhibited in September 2013, I am certain that our efforts will pay off. The billboard advertisements we placed in 22 of China’s provinces last quarter along with the sales rebates have provided the short-term support needed to maintain momentum. Although the prospects for China’s menswear industry remain depressed, we are optimistic about our future development based on our strategy and solid network of distributors and authorized retailers that believe in the Xiniya brand. We will continue to manage our business prudently and leverage our strategy to seize market opportunities and drive future growth.”

Third Quarter 2013 Results

Revenue for the third quarter of 2013 was RMB389.8 million, representing a 6.7% decrease when compared with RMB417.9 million for the third quarter of 2012. The Company delivered approximately 1.63 million units to its distributors during the third quarter of 2013, compared with 1.96 million units during the third quarter of 2012. The total retail outlet count as of September 30, 2013 was 1,635. The table below sets forth the number of retail outlets by outlet type:

Outlet Type:	As of December 31, 2012	As of September 30, 2013
Company-operated flagship stores	2	1
Managed by distributors	113	111
Distributor-operated flagship stores	5	5
Managed by authorized retailers	1,590	1,518
Total outlet count	1,710	1,635

Gross profit decreased to RMB115.9 million in the third quarter of 2013 from RMB144.3 million in the third quarter of 2012. Gross margin was 29.7% in the third quarter of 2013 as compared with 34.5% in the third quarter of 2012. The decrease in gross margin was primarily due to the reduced prices the Company offered for its 2013 Fall/Winter Collections as well as the increased rebates offered to distributors and authorized retailers to further enhance their ability to compete in an increasingly challenging retail environment.

Interest and other income was RMB4.7 million in the third quarter of 2013 as compared to RMB5.5 million in the third quarter of 2012. The decrease was mainly due to the lower exchange gain in the third quarter of 2013 as compared to the third quarter of 2012.

Selling and distribution expenses in the third quarter of 2013 increased to RMB104.3 million from RMB71.1 million in the third quarter of 2012. The increase was primarily due to an increase in advertising expenses of RMB28.5 million and an increase of RMB4.7 million in rack expenses for authorized retailers.

The increase in advertising expenses was mainly due to billboard advertisements across 22 provinces during the third quarter of 2013. These billboards are intended to enhance brand awareness of the Company’s products and are specifically targeted at travelers and prospective authorized retailers.

As part of its strategy to unify the image of its authorized retail outlets, the Company has been paying for shop rack, signage and various outlet-related accessories for authorized retail outlets opened or refurbished since July 2011. During the third quarter of 2013, the Company paid for shop rack, signage and various outlet-related accessories for 78 new retail outlets and refurbished 120 existing retail outlets, which includes expanding floor space for 23 existing retail outlets, as compared to 79 new retail outlets and 90 refurbished retail outlets during the third quarter of 2012. The refurbishment of existing retail outlets is expected to upgrade an outdated brand image, help attract new consumers and improve the presentation of Xiniya’s products, all in an effort to enhance retail outlet sales in the future. These expenses were approximately RMB44.3 million, or 11.4% of revenue, in the third quarter of 2013, compared with RMB39.6 million or 9.5% of revenue during the third quarter of 2012.

Administrative expenses increased to RMB7.5 million in the third quarter of 2013 from RMB3.9 million in the third quarter of 2012, primarily due to an increase in staff salaries.

Profit before taxation was RMB8.7 million in the third quarter of 2013, compared with RMB74.8 million in the third quarter of 2012.

Income tax expense in the third quarter of 2013 was RMB2.8 million, compared with RMB18.4 million in the third quarter of 2012.

Profit after taxation for the third quarter of 2013 was RMB6.0 million, compared with RMB56.4 million in the third quarter of 2012.  Earnings per ADS were $0.02 in the third quarter of 2013, compared to $0.16 per ADS in the third quarter of 2012.

Financial Position

As of September 30, 2013, the Company had cash and cash equivalents of RMB610.1 million, and time deposits of RMB350.0 million held at banks with maturities of more than three months.

As of September 30, 2013, the Company had trade receivables of RMB431.1 million. The increase is primarily due to extending additional credit terms to distributors.

As of September 30, 2013, the Company had inventory of RMB200.5 million. The increase was primarily due to the time lag between receiving finished products from the Company’s OEM manufacturers and the timing of delivery to distributors. As a result, the Company may carry significant inventory on its balance sheet at any specific point in time, though it is only temporary as orders are non-cancellable.

Prepayments to suppliers are prepayments paid to contract manufacturers for orders received from distributors and authorized retailers during the sales fair. The decrease in these prepayments to suppliers from December 31, 2012 is primarily due to offsets with payables to the contract manufacturers during the third quarter of 2013.

Deposits received from distributors are primarily related to payments made by distributors for orders placed with the Company. The decrease in these deposits from December 31, 2012 is primarily due to offsets with trade receivables from these distributors during the third quarter of 2013.

Conference Call

Xiniya will host a conference call and live webcast at 8 a.m. Eastern Standard Time (EDT) on November 20, 2013, (9 p.m. Beijing time on the same day).

The toll free dial-in details for the live conference call are as follows:

- USA:  1866 978 9970
- China:   8008 0361 03
- Hong Kong: 3027 5500
- International access: +852 3027 5500
- Participant PIN Code: 448615#

A live webcast of the conference call will be available on:  http://www.mzcan.com/cancast/us/index.php?id=usXNY_29&version=e

A telephone replay of the call will be available 2 hours after the end of the conference through November 27, 2013 at 8 a.m. EDT.

The dial-in details for the replay are as follows:
- Hong Kong: +852 3027 5520
- China: 800 876 5016
- USA: 1866 753 0743
- Conference Reference: 168218#

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Such statements are based upon management's current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company's control, which may cause the Company's actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Exchange Rate Information

The United States dollar ($) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the certified exchange rate of $1.00 = RMB6.12 on September 30, 2013 as set forth in the H.10 weekly statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into $ at that rate on September 30, 2013, or at any other date. The percentages stated are calculated based on RMB amounts.

About China Xiniya Fashion Limited

Xiniya is a leading provider of men's business casual apparel in China. The Company designs and manufactures men's business casual and business formal apparel and accessories, which are marketed under the Xiniya brand, and sells through its distribution network that includes 27 distributors. Its products are sold to consumers at over 1,600 authorized retail outlets owned and managed by third parties located in 21 provinces, four autonomous regions, and four municipalities in China. This retail network focuses on second and lower-tier cities, where increasing affluence has led to an improvement in living standards and where most international men's apparel brands do not have a significant presence. The Company's target consumers are male working professionals in China between the ages of 25 and 45 who seek fashionable clothing to suit their working and lifestyle needs. For more information, please visit the Company's website at http://www.xiniya.com.

For additional information, please contact:

China Xiniya Fashion Limited
Mr. Chee Jiong Ng
Chief Financial Officer
Telephone: +86 1365 5939 932
Email: ngcheejiong@xiniya.com

Christensen
Ms. Linda Bergkamp
Phone: +1-480-614-3004 in U.S.A.
Email: lbergkamp@ChristensenIR.com

Or

Mr. Christian Arnell
Telephone +86 10 5826 4939 in Beijing
Email: carnell@christensenir.com

CHINA XINIYA FASHION LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(Expressed in thousands, except per share and per ADS amounts)

	Three months ended September 30			Nine months ended September 30
	2012 RMB	2013 RMB	2013 USD	2012 RMB	2013 RMB	2013 USD

Revenue	417,936	389,826	63,697	851,204	833,917	136,261
Cost of sales	(273,646)	(273,960)	(44,765)	(561,668)	(586,658)	(95,859)
Gross profit	144,290	115,866	18,932	289,536	247,259	40,402

Interest and other income	5,497	4,729	773	14,911	13,444	2,197
Selling and distribution expenses	(71,094)	(104,346)	(17,050)	(122,512)	(165,675)	(27,071)
Administrative expenses	(3,942)	(7,507)	(1,227)	(21,015)	(24,698)	(4,036)
Profit before taxation	74,751	8,742	1,428	160,920	70,330	11,492
Income tax expense	(18,390)	(2,775)	(453)	(41,098)	(22,161)	(3,621)
Profit for the period	56,361	5,967	975	119,822	48,169	7,871

Other comprehensive income for the period:

Exchange differences on translation of financial statements of entities outside the mainland of the People’s Republic of China	(2,510)	(65)	(11)	(823)	(706)	(115)
Total comprehensive income for the period	53,851	5,902	964	118,999	47,463	7,756

Earnings per share - basic and diluted (in RMB)	0.25	0.03	—	0.52	0.21	—
Earnings per ADS – basic and diluted (in USD)	0.16	—	0.02	0.33	—	0.14

Weighted average shares outstanding in the period (‘000)	229,207	227,717	227,717	230,395	227,717	227,717
Weighted average ADS outstanding in the period (‘000)	57,301	56,929	56,929	57,599	56,929	56,929

One ADS represents four ordinary shares.

CHINA XINIYA FASHION LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in thousands)

	As of December 31,	As of September 30,
	2012	2013	2013
	RMB	RMB	USD
		Unaudited	Unaudited
Assets
Non-current assets
Property, plant and equipment	15,512	10,872	1,776
Intangible assets	12,695	9,112	1,489
Deposit for land use right	8,854	8,854	1,447
Total non-current assets	37,061	28,838	4,712

Current assets
Cash and cash equivalents	1,096,103	610,124	99,694
Time deposits held at banks with maturity over three months	50,000	350,000	57,190
Trade receivables	351,989	431,130	70,446
Prepayments to suppliers	88,894	59,108	9,658
Inventories	10,157	200,491	32,760
Other receivables and prepayments	14,141	60,278	9,849
Total current assets	1,611,284	1,711,131	279,597

Total assets	1,648,345	1,739,969	284,309

Equity and liabilities
Equity
Share capital	77	77	13
Additional paid-in capital	519,077	519,077	84,817
Statutory reserve	112,138	112,138	18,323
Currency translation reserve	(19,122)	(19,828)	(3,240)
Retained earnings	790,837	839,788	137,220
Total equity	1,403,007	1,451,252	237,133

Current liabilities
Trade payables	90,563	202,349	33,064
Deposits received from distributors	101,600	69,500	11,356
Other payables and accruals	34,034	12,631	2,064
Current income tax payable	19,141	4,237	692
Total current liabilities	245,338	288,717	47,176

Total equity and liabilities	1,648,345	1,739,969	284,309

CHINA XINIYA FASHION LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands)

	Nine months ended September 30
	2012	2013	2013
	RMB	RMB	USD
Cash flows from operating activities:
Profit before taxation	160,920	70,330	11,492
Adjustments for:
Depreciation of property, plant and equipment	3,336	3,777	617
Amortization of intangible assets	—	1,707	279
Loss on disposal of property, plant and equipment	230	971	159
Interest income	(13,406)	(11,913)	(1,947)
Foreign exchange losses/(gains)	671	(717)	(117)
Interest expense	41	—	—
Share-based compensation	1,418	782	128
Operating profit before working capital changes	153,210	64,937	10,611
Increase in trade receivables	(38,388)	(79,141)	(12,932)
Decrease in prepayments to suppliers	22,965	29,786	4,867
Increase in inventories	(207,760)	(190,334)	(31,100)
Increase in other receivables and prepayments	(58,776)	(39,359)	(6,431)
Increase in trade payables	120,230	111,786	18,265
Increase/(decrease) in deposits received from distributors	69,300	(32,100)	(5,245)
Decrease in other payables and accruals	(21,750)	(21,403)	(3,497)
Cash generated by/(used in) operating activities	39,031	(155,828)	(25,462)
Income tax paid	(60,216)	(37,065)	(6,056)
Net cash used in operating activities	(21,185)	(192,893)	(31,518)

Cash flows from investing activities:
Increase in time deposits held at banks with maturity over three months	(220,000)	(300,000)	(49,020)
Proceeds from the disposal of property, plant and equipment	412	—	—
Acquisition of property, plant and equipment	(3,466)	(108)	(18)
Proceeds from VAT refund related to intangible assets	—	1,876	307
Interest received	9,839	5,135	839
Net cash used in investing activities	(213,215)	(293,097)	(47,892)

Cash flows from financing activities:
Proceeds from short-term bank loans	26,500	—	—
Bank deposits pledged for short-term bank bills	(1,380)	—	—
Purchase of treasury shares	(5,916)	—	—
Net cash generated by financing activities	19,204	—	—

Net decrease in cash and cash equivalents	(215,196)	(485,990)	(79,410)
Cash and cash equivalents at beginning of the period	1,031,930	1,096,103	179,102
Exchange (losses)/gains on cash and cash equivalents	(1,494)	11	2
Cash and cash equivalents at end of the period	815,240	610,124	99,694